Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations attributable to common shareholders	$125,761	$437,257	$397,595	$406,074	$387,380	$328,110
Income taxes	67,656	237,720	220,705	230,591	237,317	183,604
Fixed charges	107,823	202,465	208,226	206,089	219,437	246,462
Total earnings	$301,240	$877,442	$826,526	$842,754	$844,134	$758,176
Fixed Charges:
Interest expense	$103,593	$194,964	$200,950	$201,888	$214,616	$241,995
Estimated interest portion of annual rents	4,230	7,501	7,276	4,201	4,821	4,467
Total fixed charges	$107,823	$202,465	$208,226	$206,089	$219,437	$246,462
Ratio of Earnings to Fixed Charges (rounded down)	2.79	4.33	3.96	4.08	3.84	3.07